UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

McMoRan Exploration Co.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

582411104

(CUSIP Number)

Douglas N. Currault II

333 N. Central Ave.

Phoenix, AZ 85004

(602) 366-8093

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 582411104

(1)	Names of Reporting Persons Freeport-McMoRan Copper & Gold Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) BK, OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 100
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 100
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 100
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 100%*
(14)	Type of Reporting Person (See Instructions) CO

*	In connection with the McMoRan Merger discussed in Item 3, the Reporting Person is the sole holder of the Common Stock.

CUSIP No. 582411104

(1)	Names of Reporting Persons Freeport-McMoRan Preferred LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) N/A*
(14)	Type of Reporting Person (See Instructions) OO

*	In connection with the McMoRan Merger discussed in Item 3, the Reporting Person no longer beneficially owns any shares of the Common Stock.

This Amendment No. 2 (“Amendment No. 2”) amends the Statement on Schedule 13D originally filed on January 7, 2011 (the “Initial Schedule”), as amended by Amendment No. 1 filed on December 6, 2012 (“Amendment No. 1”, and together with the Initial Schedule, the “Schedule 13D”) by Freeport-McMoRan Copper & Gold Inc., a Delaware corporation (“FCX”) and Freeport-McMoRan Preferred LLC, a Delaware limited liability company and a wholly owned subsidiary of FCX (“FCX Preferred”). This Amendment No. 2 is being filed by FCX and FCX Preferred (the “Reporting Persons”), and is filed by and on behalf of the Reporting Persons with respect to the common stock, par value $0.01 per share (the “Common Stock”) of McMoRan Exploration Co. (the “Issuer”), a Delaware corporation. Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended by replacing Schedule A thereto with Schedule A hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

On May 31, 2013, pursuant to the PXP Merger Agreement (as defined in Amendment No. 1), Plains Exploration & Production Company (“PXP”) merged with and into Freeport-McMoRan Oil & Gas LLC (f/k/a IMONC LLC), with Freeport-McMoRan Oil & Gas LLC surviving the merger as a wholly owned subsidiary of FCX (the “PXP Merger”). Upon consummation of the PXP Merger, FCX, through Freeport-McMoRan Oil & Gas LLC, acquired 51,000,000 shares of Common Stock previously owned by PXP. PXP stockholders were entitled to elect to receive, for each share of PXP common stock they owned prior to the PXP Merger, either 1.4302 shares of FCX common stock (the “PXP Share Consideration”) or $46.01 in cash (the “PXP Cash Consideration”) based on the closing price of FCX common stock for the ten trading days ending on May 22, 2013. These amounts do not include the previously disclosed special one-time cash dividend of $3.00 per share which was declared, with FCX’s consent, by PXP’s Board of Directors on May 20, 2013 payable to PXP stockholders as of May 30, 2013, the record date for such dividend.

On June 3, 2013, pursuant to the McMoRan Merger Agreement (as defined in Amendment No. 1), INAVN Corp., a Delaware corporation and wholly owned subsidiary of FCX (the “McMoRan Merger Sub”) merged with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of FCX (the “McMoRan Merger”). At the effective time of the McMoRan Merger, each issued and outstanding share of the Common Stock (other than shares held by FCX, McMoRan Merger Sub or any of their respective subsidiaries that were cancelled and holders who had perfected and not withdrawn a demand for appraisal rights) was converted into the right to receive $14.75 in cash (the “McMoRan Cash Consideration”) and 1.15 units representing beneficial interests in Gulf Coast Ultra Deep Royalty Trust (together with the McMoRan Cash Consideration, the “McMoRan Merger Consideration”), without interest and less any applicable withholding taxes.

On February 14, 2013, FCX entered into a term loan agreement with JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, HSBC Bank USA, National Association, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Nova

Scotia and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-documentation agents, the other borrower party thereto and each of the lenders party thereto. Upon consummation of the PXP Merger, Freeport-McMoRan Oil & Gas LLC joined the term loan as a borrower thereunder. The term loan, subject to the terms and conditions thereof, provides for an aggregate principal amount of up to $4.0 billion of term loans, of which $1.5 billion was used to finance a portion of the PXP Cash Consideration. The remainder of the PXP Cash Consideration was financed with FCX’s cash on hand. The remainder of the McMoRan Cash Consideration was financed from the issuance of $6.5 billion of senior unsecured notes on March 7, 2013.

Pursuant to the terms of the McMoRan Merger Agreement, each outstanding and unexercised option to acquire shares of the Common Stock as of the closing of the McMoRan Merger converted into a stock option relating to shares of FCX common stock on the same terms and conditions as the option to acquire shares of the Common Stock immediately prior to closing, adjusted to reflect the exchange ratio between the trading price of the Common Stock and FCX common stock, in each case for the five trading days immediately preceding the closing date of the McMoRan Merger. Each outstanding restricted stock unit (“RSU”) relating to the Common Stock as of the closing of the McMoRan Merger converted into an RSU relating to FCX common stock, adjusted to reflect the exchange ratio between the trading price of the Common Stock and FCX common stock, with each adjusted RSU subject to the same terms and conditions as the RSU relating to the Common Stock prior to the closing of the McMoRan Merger. Each RSU that by its terms accelerated in connection with the McMoRan Merger converted into corresponding shares of Common Stock and thus into the right to receive the McMoRan Merger Consideration.

The Preferred Stock (as defined in the Initial Schedule) owned by FCX Preferred immediately prior to the effective time of the McMoRan Merger was cancelled and ceased to exist at the effective time, and no consideration was delivered in exchange therefor. For a period of 25 trading days following the consummation of the McMoRan Merger, each holder of shares of any series of the preferred stock, other than shares which did not remain outstanding following the McMoRan Merger, may convert such shares into the McMoRan Merger Consideration receivable by a holder of the number of shares of the Common Stock issuable upon conversion of such preferred stock at the “make whole” conversion rate described in the applicable certificate of designations. Thereafter, each share of preferred stock shall continue to be convertible into the McMoRan Merger Consideration receivable by a holder of the number of shares the Common Stock issuable upon conversion of such preferred stock at the conversion rate described in the applicable certificate of designations.

As a result of the McMoRan Merger, FCX is the sole holder of the Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On May 31, 2013, pursuant to the PXP Merger Agreement, PXP merged with and into Freeport-McMoRan Oil & Gas LLC, with Freeport-McMoRan Oil & Gas LLC surviving the merger as a wholly owned subsidiary of FCX. Upon consummation of the PXP Merger, FCX, through Freeport-McMoRan Oil & Gas LLC, acquired 51,000,000 shares of Common Stock previously owned by PXP.

On June 3, 2013, pursuant to the McMoRan Merger Agreement, McMoRan Merger Sub merged with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of FCX. As a result of the McMoRan Merger, FCX is the sole holder of the Common Stock.

For additional information concerning the PXP Merger and the MMR Merger, see the Current Report on Form 8-K filed by FCX on June 3, 2013.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows, and is also amended by replacing Schedule A thereto with Schedule A hereto:

(a), (b) and (d) As of the date hereof, FCX is the sole holder of Common Stock. FCX holds the sole power to vote or to direct the vote and the power to dispose or to direct the disposition over the Common Stock. The beneficial ownership of each of the directors and executive officers of FCX of shares of Common Stock of the Issuer is set forth in Schedule A hereto, which is incorporated herein by reference.

(c) During the past 60 days, FCX, through its wholly owned subsidiary Freeport-McMoRan Oil & Gas LLC, acquired an aggregate of 51,000,000 shares of Common Stock as a result of the PXP Merger as described above. Also during the past 60 days, FCX acquired the remaining shares of Common Stock and became the sole holder of Common Stock as a result of the McMoRan Merger as described above. In addition, during the past 60 days, the following individuals listed on Schedule A, each of whom serves as a member of the board of directors of FCX, effected transactions in the Issuer’s Common Stock as follows:

•	On May 8, 2013, Gerald J. Ford exercised compensatory stock options related to 3,500 shares of Common Stock with an exercise price of $12.71.

•	On May 13, 2013, H. Devon Graham, Jr. exercised compensatory stock options related to 3,500 shares of Common Stock with an exercise price of $12.71.

•

On May 14, 2013, Robert A. Day exercised compensatory stock options related to 3,500 shares of Common Stock with an exercise price of $12.71, 3,500 shares of Common Stock with an exercise price of $14.07, 3,500 shares of Common Stock with an exercise price of $15.17, 3,750 shares of Common Stock with an exercise price of $7.46 and 2,500 shares of Common Stock with an exercise price of $9.48.

•	On June 3, 2013, each individual listed on Schedule A ceased to beneficially own any shares of Common Stock as a result of the McMoRan Merger as described above.

(e) On June 3, 2013, FCX Preferred ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit Number	Exhibit Name

99.4	Agreement and Plan of Merger, dated as of December 5, 2012, by and among Plains Exploration & Production Company, Freeport-McMoRan Copper & Gold Inc. and IMONC LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by FCX with the SEC on December 6, 2012).

99.5	Agreement and Plan of Merger, dated as of December 5, 2012, by and among McMoRan Exploration Co., Freeport-McMoRan Copper & Gold Inc. and INAVN Corp. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by FCX with the SEC on December 6, 2012).

99.6	Indenture, dated as of March 7, 2013, between Freeport McMoRan Copper & Gold Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by FCX with the SEC on March 7, 2013).

99.7	Form of 2.375% Senior Notes due 2018 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by FCX with the SEC on March 7, 2013).

99.8	Form of 3.100% Senior Notes due 2020 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by FCX with the SEC on March 7, 2013).

99.9	Form of 3.875% Senior Notes due 2023 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by FCX with the SEC on March 7, 2013).

99.10	Form of 5.450% Senior Notes due 2043 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by FCX with the SEC on March 7, 2013).

99.11	Term Loan Agreement dated as of February 14, 2013, among Freeport-McMoRan Copper & Gold Inc., JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, HSBC Bank USA, National Association, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Nova Scotia and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-documentation agents, and each of the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by FCX with the SEC on February 19, 2013).

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2013	/s/ Douglas N. Currault II
Date	Douglas N. Currault II
Secretary

Schedule A

The following is a list of the current directors and executive officers of FCX, setting forth (i) the present principal occupation or employment and (ii) the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. All directors and executive officers listed below are citizens of the United States, and the business address for each director and officer is Freeport-McMoRan Copper & Gold Inc., 333 N. Central Ave., Phoenix, AZ 85004. In connection with the McMoRan Merger discussed in Item 3, the directors and executive officers of FCX no longer beneficially own any shares of the Common Stock.

Directors of FCX	Present Principal Occupation

Richard C. Adkerson	Chief Executive Officer and President of FCX; Co-Chairman of the Board of McMoRan Exploration Co.

Robert J. Allison, Jr.	Retired Chairman of the Board and Chief Executive Officer of Anadarko Petroleum Corporation

Robert A. Day	Chairman of the Board and founder of Trust Company of the West; Chairman of Oakmont Corporation; Chairman and Chief Executive Officer of W. M. Keck Foundation

Alan R. Buckwalter, III	Retired Chairman of JPMorgan Chase Bank, South Region

James C. Flores	Chief Executive Officer of Freeport-McMoRan Oil & Gas LLC

Gerald J. Ford	Chairman of the Board of Hilltop Holdings Inc.; General Partner of Ford Financial Fund, L.P.

Thomas A. Fry, III	Retired President of National Ocean Industries Association

H. Devon Graham, Jr.	President of R. E. Smith Interests

Charles C. Krulak	President of Birmingham-Southern College; Former Commandant, United States Marine Corps.

Bobby Lee Lackey	Consultant

Jon C. Madonna	Retired Chairman and Chief Executive Officer of KPMG

Dustan E. McCoy	Chairman and Chief Executive Officer of Brunswick Corporation

James R. Moffett	Chairman of the Board of FCX; Co-Chairman of the Board, President and Chief Executive Officer of McMoRan Exploration Co.

B. M. Rankin, Jr.	Private investor; Vice Chairman of the Board of FCX; Vice Chairman of the Board of McMoRan Exploration Co.

Stephen H. Siegele	Private investor

Executive Officers of FCX	Position

Richard C. Adkerson	Chief Executive Officer, President and Vice Chairman of FCX

Michael J. Arnold	Executive Vice President and Chief Administrative Officer

Kathleen L. Quirk	Executive Vice President, Chief Financial Officer and Treasurer

James R. Moffett	Chairman of the Board of FCX

James C. Flores	Chief Executive Officer of Freeport-McMoRan Oil & Gas LLC and Vice Chairman of FCX